Exhibit 99(a)



CNF TRANSPORTATION INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

                                                    Three Months Ended
                                                         March 31,
                                                 1999                    1998
Fixed Charges:
   Interest Expense                       $     7,126             $     8,532
   Capitalized Interest                         1,129                     490
   Dividend Requirement on Series B
      Preferred Stock [1]                       3,063                   3,003
   Interest Component of
      Rental Expense [2]                       12,684                   9,863
                                          $    24,002             $    21,888

Earnings:
   Income before Taxes                    $    74,861             $    34,077
   Fixed Charges                               24,002                  21,888
      Capitalized Interest                     (1,129)                   (490)
      Preferred Dividend Requirements [3]      (3,063)                 (3,003)
                                          $    94,671             $    52,472

Ratio of Earnings to Fixed Charges:               3.9x                    2.4x


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2]   Estimate of the interest portion of lease payments.

[3] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of Income before Taxes.